December 4, 2007

Mail Stop 4561

Robert Kanaat
President
TenantWIZ Software Corporation
17022 Calahan Street
Northridge, CA 91325

> **RE: TenantWIZ Software Corporation**
> **Registration Statement on Form SB-2**
> **Filed November 2, 2007**
> **File number 333-147106**

Dear Mr. Kanaat:

We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 10

1. Please fully describe the transactions within the past three years in which the selling security holders received the shares that are being offered in this prospectus. Such description should include the date of the transactions, a full discussion of the material terms of the transactions, the exemption from registration claimed for each transaction, and an explanation of why you deem that exemption to apply to the transaction. See Item 507 of Regulation S-B.

2. Please also confirm, if true, that none of the selling security holders are registered broker-dealers or affiliated with registered broker-dealers.

Exhibit 5.1: Opinion of Parsons/Burnett, LLP

3. We note that item (3) of the opinion states that the shares, "when distributed pursuant to the Registration Statement, will be validly issued, fully paid and nonassessable." Please revise the opinion to reflect the fact that these shares have already been issued.

Signatures

4. Please have the principal financial officer, as well as the controller or principal accounting officer, sign the registration statement as required by Instruction 1 to Signatures in Form SB-2. Should Mr. Kanaat fill one or all of those positions, please revise his signature to reflect this fact.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated

> authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact David Orlic, the Special Counsel, at (202) 551-3503 or me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: James B. Parsons
        Parsons/Burnett, LLP
        2070 W. Skyline Tower
        10900 NE Fourth Street
        Bellevue, WA 98004
        Facsimile number: (425) 451-4568